ECOSCIENCE CORPORATION


                                  EXHIBIT 20.2



                       Press release dated April 29, 1998





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                                  News Release

For further information contact:

Michael DeGiglio                           Laurence Hirschhorn
President & CEO                            Anreder Hirschhorn Silver and Company
Phone:    732-432-8200                     Phone:    212-421-4020


                              For Immediate Release

                 ECOSCIENCE AND AGRO POWER DEVELOPMENT ANNOUNCE
                  THE SIGNING OF A DEFINITIVE MERGER AGREEMENT

EAST BRUNSWICK,  NEW JERSEY,  April 29, 1998:  EcoScience  Corporation  (NASDAQ:
ECSC) and Agro Power Development, Inc. ("APD") today announced that they have signed a definitive agreement to merge. The merger agreement has been approved by the Boards of Directors of both companies, and is subject to shareholder approval at special meetings to be scheduled. In November 1997, the companies had announced they entered into a letter of intent to merge.

APD is a vertically integrated producer and marketer of its Village Farms(R) brand premium, fresh produce grown in environmentally controlled, intensive agriculture production facilities. EcoScience is engaged in the development and commercialization of natural pest control products, naturally derived coatings to preserve food quality and extend the shelf life of fruits and vegetables, and the marketing and distribution of advanced technologies, products, growing systems and services for the intensive agriculture, horticulture and produce packing industries.

Michael A. DeGiglio, President and CEO of EcoScience said: "We are very enthusiastic about the proposed merger. We believe the integration of the two companies will result in increased marketing capability, management depth, and the greater financial and operating resources needed to take full advantage of the multiple opportunities to increase shareholder value which now exist in the global agri-business markets."

As previously announced, the merger will be done on a tax free basis with APD shareholders receiving EcoScience shares representing 80% of the outstanding common stock of EcoScience on a fully diluted basis after the merger. Complete details of the proposed merger will be contained in the EcoScience proxy statement, which will be sent to the shareholders of both companies prior to the merger vote.

This press release contains forward looking statements, including those which relate to the completion of this merger. The results of the merger in terms of market acceptance and corporate position are subject to risks and uncertainties which could cause actual results to differ materially from the statements made herein. Additional risks and uncertainties related to EcoScience have been included in EcoScience's filings with the Securities and Exchange Commission. Investors are encouraged to review EcoScience's Form 10-K for the year ended June 30, 1997, and Forms 10-Q and other documents filed with the Securities and Exchange Commission for a more complete discussion of factors that could affect EcoScience's performance.

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                             EcoScience Corporation
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10 Alvin Court     East Brunswick, NJ   08816 732-432-8200     Fax  732-432-0770